Aurora Cannabis Increases Investment in Radient Technologies

Funds to be Used for Expansion of Radient Facility and Operations

TSX: ACB TSX-V: RTI

VANCOUVER and EDMONTON, Dec. 12, 2017 /CNW/ - Aurora Cannabis Inc. ("Aurora") (TSX: ACB) (OTCQB: ACBFF) (Frankfurt: 21P; WKN: A1C4WM) and Radient Technologies Inc. ("Radient) (TSX-V: RTI) today announced that Aurora has completed its previously announced $12 million strategic investment in Radient.

The strategic investment was structured as follows:

•	Aurora exercised all 15,856,321 common share purchase warrants of Radient previously held by Aurora for total proceeds of $5.8 million
•

Aurora completed a private placement (the `Placement`) of 4,541,889 units for total proceeds of $6.2 million, with each unit consisting of one common share of Radient and one common share purchase warrant. Units were priced at $1.37. Each warrant gives Aurora the right to purchase one common share of Radient for $1.71 for a period of 24 months.

Radient intends to use the proceeds from the financing to accelerate plant capacity expansion and increased throughput at its Edmonton facility, the purchase of land adjacent to this facility for further expansion, as well as for working capital purposes.

All securities issued in connection with the Placement are subject to a statutory four-month hold period.

"Our relationship with and investment in Radient are important elements in our expansion strategy considering the growing importance of cannabis extracts," said Terry Booth, CEO of Aurora. "This partnership clearly shows how Aurora is executing on an intelligent, vertically integrated approach to capturing market share, which continues successfully to generate shareholder value."

Denis Taschuk, CEO of Radient, added "Government proposals in regard to the new Cannabis Act allow for a much broader offering of extract-based products than was previously the case. Our technology and our capacity expansion, enabled through the investment from our key partner Aurora, positions us exceptionally well for this incredibly dynamic and rapidly growing market."

Early Warning Language

Prior to the investment Aurora held 17,245,221 common shares and 15,856,321 purchase warrants. After giving effect to the investment, Aurora holds 37,643,431 common shares and 4,541,889 share purchase warrants of Radient representing approximately 17.23% of the issued and outstanding common shares, and 15.87% of the issued and outstanding common shares on a fully-diluted basis. As at the date of this press release, Radient has 218,511,520 shares issued and outstanding at closing.

Aurora acquired the securities for investment purposes. Aurora will evaluate its investment in Radient from time to time and may, based on such evaluation, market conditions and other circumstances, increase or decrease shareholdings as circumstances require through market transactions, private agreements, or otherwise. A copy of the Early Warning report will be filed by Aurora in connection with the acquisition and will be available on Radient's SEDAR profile. In order to obtain a copy of the early warning report, please contact Nilda Rivera, Aurora's Controller, at telephone number: 604-362-5207. Aurora's registered office is located at 1500 - 1199 West Hastings St. Vancouver, British Columbia, V6E 3T5.

About Aurora

Aurora's wholly-owned subsidiary, Aurora Cannabis Enterprises Inc., is a licensed producer of medical cannabis pursuant to Health Canada's Access to Cannabis for Medical Purposes Regulations ("ACMPR"). The Company operates a 55,200 square foot, state-of-the-art production facility in Mountain View County, Alberta, known as "Aurora Mountain", a second 40,000 square foot high-technology production facility known as "Aurora Vie" in Pointe-Claire, Quebec on Montreal's West Island, and is currently constructing an 800,000 square foot production facility, known as "Aurora Sky", at the Edmonton International Airport, as well as is completing a fourth facility in Lachute, Quebec through its wholly owned subsidiary Aurora Larssen Projects Ltd.

In addition, the Company holds approximately 17.23% of the issued shares in leading extraction technology company Radient Technologies Inc., based in Edmonton, and is in the process of completing an investment in Edmonton-based Hempco Food and Fiber for an ownership stake of up to 50.1% . Furthermore, Aurora is the cornerstone investor with a 19.9% stake in Cann Group Limited, the first Australian company licensed to conduct research on and cultivate medical cannabis. Aurora also owns Pedanios, a leading wholesale importer, exporter, and distributor of medical cannabis in the European Union, based in Germany. The Company offers further differentiation through its acquisition of BC Northern Lights Ltd. and Urban Cultivator Inc., industry leaders, respectively, in the production and sale of proprietary systems for the safe, efficient and high-yield indoor cultivation of cannabis, and in state-of-the-art indoor gardening appliances for the cultivation of organic microgreens, vegetables and herbs in home and professional kitchens. Aurora's common shares trade on the TSX under the symbol "ACB".

About Radient

Radient extracts natural compounds from a range of biological materials using microwave assisted processing ("MAP™"), a patented technology platform which provides superior customer outcomes in terms of ingredient purity, yield, and cost. From its 20,000 square foot manufacturing plant in Edmonton, Alberta, Radient serves market leaders in industries that include cannabis, pharmaceutical, food, beverage, natural health, personal care and biofuel markets. Visit www.radientinc.com for more information.

On behalf of the Board of Directors,	On behalf of the Board of Directors,
AURORA CANNABIS INC.	RADIENT TECHNOLOGIES INC.

Terry Booth	Denis Taschuk
CEO	President and CEO

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"), including, but not limited to, statements with respect to Radient's use of the proceeds from the investment. Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. Neither Aurora nor Radient is under any obligation, and each expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE Aurora Cannabis Inc.

View original content: http://www.newswire.ca/en/releases/archive/December2017/12/c8442.html

%SEDAR: 00025675E

For further information: For Aurora: Cam Battley, Executive Vice President, +1.905.864.5525, cam@auroramj.com, www.auroramj.com; Marc Lakmaaker, Director, Investor Relations and Corporate Development, +1.647.269.5523, marc.lakmaaker@auroramj.com; For Radient: Denis Taschuk, President and CEO, dtaschuk@radientinc.com, 780-465-1318; Prakash Hariharan, Chief Financial Officer, phariharhan@radientinc.com, 780-465-1318

CO: Aurora Cannabis Inc.

CNW 07:00e 12-DEC-17